

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC
Processing
Section

MAR - 1 2013

Washington DC

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SEC FILE NUMBER
8- 68026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rainmakers Partners, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One Sansome Street, Suite 3500

(No. and Street)

San Francisco   **CA**   **94104**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Soleymanlou   **(415) 946-8960**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name – if individual, state last, first, middle name)

900 Circle 75 Parkway, Suite 1100   **Atlanta**   **Georgia**   **30339**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Jim Soleymanlou__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Rainmakers Partners, LLC as

of __December 31__ , __2012__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

See attached CA Jurat
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

State of California,
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this _22_
day of _January_, 20_13_, by _____
Djamchid Soley Man lou,
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.

NORMA PAEZ
Commission # 1867953
Notary Public - California
San Francisco County
My Comm. Expires Oct 11, 2013

(Seal)

Signature _Norma Paez_

RAINMAKERS PARTNERS, LLC
Financial Statements
For the Year Ended
December 31, 2012
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
RainMakers Partners, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of RainMakers Partners, LLC which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, member's equity, and cash flows for the year then ended, and the notes to the financial statements that will be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RainMakers Partners, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 22, 2013
Atlanta, Georgia

RUBIO CPA, PC

RAINMAKERS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	12,410
Accounts Receivable		267,022
Prepaid expenses		170
Total Assets	$	279,602

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	2,703
Total Liabilities		2,703
MEMBER'S EQUITY		276,899
Total Liabilities and Member's Equity	$	279,602

The accompanying notes are an integral part of these financial statements.

RAINMAKERS PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUES		
Advisory and success fees	$	411,795
Private placements		31,750
Total revenues		443,545
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions paid to member		62,500
Occupancy		11,307
Employee compensation and benefits		110,068
Consulting services		26,503
Other operating expenses		60,487
Total expenses		270,865
NET INCOME	$	172,680

The accompanying notes are an integral part of these financial statements.

RAINMAKERS PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 172,680
Adjustments to reconcile net income to net cash used by operations:	
Operating expenses paid by member	4,586
Increase in accounts receivable	(228,022)
Increase in prepaid expenses	(100)
Decrease in accounts payable	(6,996)
NET CASH USED BY OPERATING ACTIVITIES	(57,852)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from member	20,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	20,000
NET DECREASE IN CASH	(37,852)
CASH BALANCE:	
Beginning of period	50,262
End of period	$ 12,410
SUPPLEMENTAL CASH FLOW INFORMATION	
Capital contribution of operating expenses paid by member	$ 4,586

The accompanying notes are an integral part of these financial statements.

RAINMAKERS PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2012

Balance, December 31, 2011	$ 79,632
Contributions from member:	
Cash	20,000
Payment of expenses by member	4,586
Net income	172,681
Balance, December 31, 2012	$ 276,899

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> RainMakers Partners, LLC (the "Company"), a limited liability company, was organized in November 2007 and became a broker-dealer in January 2010. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

<u>Income Taxes:</u> The Company is taxed as a proprietorship. Income or losses of the Company flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2009.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition:</u> Placement fees are recognized in accordance with terms and agreed upon with each client and are generally based on a percentage of capital raised from investors introduced by the Company.

<u>Date of Management's Review</u> – Subsequent events were evaluated through February 22, 2013, which is the date the financial statements were available to be issued.

RAINMAKERS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $9,707, which was $4,707 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .28 to 1.0.

NOTE C – LEASES

The Company leases office space under a lease that expires September 2013.

Minimum lease commitment under the office premises lease at December 31, 2012 is as follows:

2013 $ 9,029

Rent expense for the year ended December 31, 2012 was approximately $11,000.

NOTE D – CONCENTRATIONS

Substantially all revenues earned during 2012 were earned from five customers.

NOTE E – RELATED PARTY TRANSACTIONS

During 2012, the Company paid a related party, located in France, approximately $18,000 for hourly consulting fees.

SUPPLEMENTAL INFORMATION

SCHEDULE I
RAINMAKERS PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2012

NET CAPITAL:

Total member's equity	$ 276,899
Less nonallowable assets	
Accounts receivable	(267,022)
Prepaid expenses	(170)
Net capital before haircuts	9,707
Less haircuts	-
Net capital	9,707
Minimum net capital required	5,000
Excess net capital	$ 4,707
Aggregate indebtedness	$ 2,703
Net capital based on aggregate indebtedness	$ 180
Percentage of aggregate indebtedness to net capital	27.8%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2012

There is no significant difference between net capital as reported in Form X-17A-5 and net
capital as computed above.

RAINMAKERS PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Member
RainMakers Partners, LLC

In planning and performing our audit of the financial statements of RainMakers Partners, LLC, for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by RainMakers Partners, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2012 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than the specified parties.

February 22, 2013
Atlanta, Georgia

RUBIO CPA, PC